Exhibit 21.1

The Company has the following wholly owned subsidiaries:

Bandelier Pipeline Holding, LLC

CCBM, Inc.

CLLR, Inc.

Carrizo UK North Sea Limited

Carrizo UK Huntington Ltd.

Carrizo (Marcellus) LLC

Carrizo (Marcellus) WV LLC

Carrizo Marcellus Holding Inc.

Chama Pipeline Holding LLC

Hondo Pipeline, Inc.

Mescalero Pipeline, LLC

Monument Exploration, LLC

The Company also has less than a 10% interest in the following entity:

Oxane Materials, Inc.